3000 N Sam Houston Pkwy E – Houston, Texas 77032

Phone (281) 871-4000

February 13, 2015

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention: H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Halliburton Company’s Registration Statement on Form S-4 (File No. 333-201181) initially filed on December 22, 2014

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Halliburton Company, a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-4 (File No. 333-201181) (as amended, supplemented or otherwise modified, the “Registration Statement”) be accelerated so that the Registration Statement will become effective on February 17, 2015, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with making this request, the Company acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature on following page]

Very truly yours,

HALLIBURTON COMPANY

/s/ Robb L. Voyles
By:	Robb L. Voyles
Executive Vice President and General Counsel